ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

REGAL ONE CORPORATION

__________________________

Pursuant to Section 607.1003

of the Florida Business Corporation Act

__________________________

Pursuant to the provisions of Section 607.1003 of the Florida Business Corporation Act (the “FBCA”), Regal One Corporation, a Florida Corporation (the “Corporation”), adopts the following Articles of Amendment to its Articles of Incorporation (“Articles of Amendment”):

ARTICLE I

Name

The name of the Corporation is Regal One Corporation.

ARTICLE II

Amendment

Upon the effectiveness of these Articles of Amendment in accordance with Article IV hereof (the “Effective Time”), each 2 shares of the Corporation’s common stock, no par value per share (the “Common Stock”), issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one fully paid and nonassessable share of Common Stock (such transaction, the “Reverse Stock Split”).  No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split.  A record holder of old certificates shall receive, in lieu of any fraction of a share of Common Stock to which the record holder would otherwise be entitled, one full share.  If more than one old certificate shall be surrendered at one time for the account of the same record stockholder, the number of full shares of Common Stock for which new certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the old certificates so surrendered.

To reflect the Reverse Stock Split, each certificate representing 2 shares of Common Stock issued and outstanding prior to the Reverse Stock Split (subject to the treatment of fractional shares, as provided above) shall represent one-half of the number of shares of Common Stock issued and outstanding prior to the Reverse Stock Split; and the holder of record of each such certificate may receive a new certificate representing one-half of the number of shares of Common Stock represented by said certificate for theretofore issued and outstanding shares.

ARTICLE III

Date of Adoption

These Articles of Amendment were adopted on the 21st day of July, 2014.

ARTICLE IV

Effective Time

These Articles of Amendment shall become effective at 12:01 am on July 21, 2014.

ARTICLE V

Manner of Adoption

Pursuant to the provisions of Section 607.0821 of the FBCA, effective July 21, 2014, the Board of Directors duly approved and adopted these Articles of Amendment through an action taken by unanimous written consent, subject to approval by the stockholders of the Corporation.  Thereafter, stockholders of the Corporation duly approved and adopted these Articles of Amendment through an action taken by written consent of shareholders on July 21, 2014, with a number of votes sufficient for approval of these Articles of Amendment providing for the Reverse Stock Split.

Accordingly, these Articles of Amendment have been authorized by all appropriate action under the FBCA.

IN WITNESS WHEREOF, Regal One Corporation has caused these Articles of Amendment to be signed by Charles J. Newman, its Chief Executive Officer, on this 21st day of July, 2014.

By:

/s/ Charles J. Newman

Name:

Charles J. Newman

Title:

Chief Executive Officer, Chief Financial Officer, Secretary, and Chairman of the Board